Confidential Treatment Requested by Kyndryl Holdings, LLC

Pursuant to 17 C.F.R. Section 200.83

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 6, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo and Matthew Derby
Division of Corporation Finance
Office of Technology

Re:	Kyndryl Holdings, LLC Draft Registration Statement on Form 10 CIK No. 0001867072

Dear Ms. Woo and Mr. Derby:

On behalf of Kyndryl Holdings, LLC, a Delaware limited liability company (the “Company” or “Kyndryl”), we confidentially submitted in electronic form for nonpublic review the accompanying Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”) as originally submitted with the Securities and Exchange Commission (the “Commission”) on June 22, 2021.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated July 20, 2021 (the “Comment Letter”), and the inclusion of certain other information in order to comply with requirements under the Commission’s rules and regulations. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, set forth below are the Staff’s comments followed by the Company’s responses thereto and also provided are courtesy copies of Amendment No.1, marked to show changes from the initial confidential submission of the Registration Statement on June 22, 2021. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 1.

Confidential Treatment Requested by Kyndryl Holdings, LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2021

The Company respectfully submits the following as its responses to the Staff:

Draft Registration Statement on Form 10-12B submitted June 22, 2021

Information Statement Summary

What are the U.S. federal income tax consequences to me of the Distribution?, page 9

1.	We note that a condition to the spin-off includes receipt of a tax opinion indicating that the spin-off will qualify as a tax free reorganization and distribution. Disclose whether this condition can be waived and, if so, how you will notify shareholders of the waiver of this condition.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of Amendment No. 1 to disclose that this condition can be waived. The Company respectfully advises the Staff that the Company has disclosed on page 32 of Amendment No. 1 how the Company will notify its shareholders of the waiver of any condition to the spin-off, including the condition that International Business Machines Corporation (“IBM”) receives a tax opinion indicating that the spin-off will qualify as a tax free reorganization and distribution.

Following the Spin-Off, certain of our employees may have actual or potential conflicts of interest, page 23

2.	Identify the members of your board and management who will continue to hold positions at International Business Machines. Discuss whether your management or the board has implemented any structural protections intended to minimize or protect against conflicts of interest that may arise between the company and IBM. For example, disclose whether directors who owe fiduciary duties to both the company and IBM will participate in decisions about arrangements between the two companies, and address their obligations to present certain opportunities to each company.

The Company respectfully advises the Staff that no members of the board or management of the Company that hold positions at IBM will continue to hold any positions at IBM following the spin-off. However, certain members of the Company’s management are expected to have held former positions with IBM. To minimize or protect against conflicts of interest that may arise between the Company and IBM due to these former relationships, the Company expects to convert all existing IBM equity awards held by the Company’s management at the time of separation into Kyndryl’s equity awards in connection with the spin-off and will seek to provide future incentives, such as equity compensation, to align its management’s interests with the success of the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations Business Overview, page 52

3.	You disclose that your ability to maintain or increase revenue and profit is impacted by your ability to attract new customers, retain existing customers and sell additional gross margin services to your customers. Please tell us whether management uses any metrics to monitor your success in these areas and if so, revise to include a quantified discussion of such metrics. Refer to SEC Release No. 33-10751.

The Company respectfully advises the Staff that the management of IBM’s Global Technology Services segment, of which Managed Infrastructure Services business represents a significant component, has historically utilized contract signings as a metric to not only monitor performance of the business, but also to assess the business’ ability to attract new customers and sell additional scope into its existing customer base. While the Company’s management continues to evaluate the metrics that they will utilize to assess business performance moving forward as an independent company, in response to the Staff’s comment, the Company has revised the disclosure on page 67 of Amendment No. 1 to include the signings metric historically utilized.

Confidential Treatment Requested by Kyndryl Holdings, LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2021

4.	You disclose that you have over 4,000 customers. Please revise to disclose the actual number of customers for each reported period.

The Company has revised the disclosure on page 55 of Amendment No. 1 in response to the Staff’s comment to include the actual number of customers for each reported period.

Results of Operations, page 56

5.	We note that your gross profit margin in the Europe/Middle East/Africa (“EMEA”) geographic region is substantially lower than in the rest of the geographic regions presented and it has decreased since 2018 and 2019. Please revise to discuss the underlying reasons for the decrease and provide a discussion of any known material trends regarding the Gross Profit Margin in EMEA as compared to the other geographic regions.

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of Amendment No. 1 to provide additional information regarding the decline in EMEA gross profit margin in 2020 as well as its cost profile as compared to the other reportable segments.

Security Ownership of Certain Beneficial Owners and Management, page 79

6.	Please disclose the natural persons who hold voting and/or investment power over the shares beneficially owned by The Vanguard Group, BlackRock, Inc., and State Street Financial Corporation.

In response to the Staff’s comment, the Company respectfully advises the Staff that there are no natural persons identified as having voting and/or investment power over the shares beneficially owned by (i) The Vanguard Group in its Schedule 13G/A for IBM filed with the Commission on February 10, 2021, (ii) BlackRock, Inc. in its Schedule 13G/A for IBM filed with the Commission on January 29, 2021, and (iii) State Street Financial Corporation in its Schedule 13G/A for IBM filed with the Commission on February 12, 2021. Instruction 3 of Item 403 of Regulation S-K (“Item 403”) provides that a registrant may “rely upon information set forth in such statements [filed pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934] unless the registrant knows or has reason to believe that such information is not complete or accurate or that a statement or amendment should have been filed and was not.” The Company respectfully advises the Staff that, in accordance with Instruction 3 of Item 403, in compiling the ownership information required by Item 403, the Company relied on the information provided in the aforementioned Schedule 13G/A filings and, as of the date of Amendment No. 1 has no reason to believe that such information is not complete or accurate or that a statement or amendment should have been filed by any of those entities and was not. For these reasons, the Company respectfully believes that the disclosure on pages 88 to 89 is compliant with Item 403 and the requirements of Form 10.

Confidential Treatment Requested by Kyndryl Holdings, LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2021

Certain Relationships and Related Party Transactions, page 81

7.	Please revise to provide a discussion of the material terms of the Transition Services Agreement between International Business Machines and the Kyndryl Holdings, LLC.

In response to the Staff’s comment, the Company has revised the disclosure on page 92 of Amendment No. 1 to include a discussion of the material terms of the Transition Services Agreements.

Exhibit 99

Combined Financial Statements

Note A. Significant Accounting Policies

Revenue, page F-11

8.	We note your disclosure that payments for invoices are typically due within 30 days. Given that the terms of your contracts can range from one to ten years, please also revise to disclose your typical billing interval. If this varies by type of arrangement or service, please disclose the billing interval separately for each. Refer to ASC 606-10-50-9.

The Company respectfully advises the Staff that the billing intervals for its services arrangements, primarily outsourcing and other managed services, are substantially the same. In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of Amendment No. 1 to include the Company’s typical billing intervals. In addition, the explanation of the effect that the Company’s billing intervals have on the Company’s contract asset and contract liability balances has been moved to page F-11 of Amendment No. 1.

* * *

Confidential Treatment Requested by Kyndryl Holdings, LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2021

If you have any questions regarding Amendment No. 1 and the Information Statement, please do not hesitate to contact the undersigned at (212) 373-3025 or Alison Yara at (914) 499-5260.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy

cc:	Alison Yara, Vice President & Chief Accountant
Frank P. Sedlarcik, Vice President, Assistant General Counsel & Secretary International Business Machines Corporation

Steven J. Williams
David E. Sobel
Paul, Weiss, Rifkind, Wharton & Garrison LLP